

Ivan Tchatchouwo · 3rd

Founder of The Zone I Mental Wellness Advocate

Bronx, New York, United States · Contact info

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The Zone

Teachers College of Columbia University

Experience

Founder & CEO
The Zone
May 2017 - Present · 4 yrs 10 mos
Greater New York City Area

A SaaS platform Designed to increase Connectivity and Wellness for Students

Alumni Associations Board
Concordia College-New York
Nov 2018 - Present · 3 yrs 4 mos
Bronxvile, New york